FILED VIA EDGAR

May 24, 2012

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:       Williamsburg Investment Trust
File Nos. 811-05685

Ladies and Gentlemen:

Williamsburg Investment Trust (the "Trust"),  in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"),  hereby provides the following in connection with the Trust's fidelity bond:

1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

2. A copy of the resolutions  approving the Bond, which were adopted by the Board,  including  a majority of the  members  thereof  who are not  "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

Premiums have been paid through the policy period ending on April 1, 2013.

Please contact the undersigned at 513/587-3418 if you have any questions or comments concerning this filing.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3437